Management's and Auditors' Reports

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of the Company is responsible for the preparation and integrity of the consolidated financial statements, the Management's Discussion and Analysis ("MD&A") and related information contained in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Financial and operating data elsewhere in this Annual Report are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management developed and continues to maintain systems of internal controls reinforced by the Company's standards of conduct and ethics set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The internal control systems and financial records are subject to review by the independent auditors, Samson Bélair Deloitte & Touche, Chartered Accountants, whose report follows. They were appointed as independent auditors by a vote of the Company's shareholders to audit the consolidated financial statements. In addition, the Management Committee of the Company reviews the disclosure of corporate information and oversees the functioning of the Company's disclosure controls and procedures.

The Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meets regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulates the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors for inclusion in this Annual Report.

(Signed)

(Signed)

SERGE GODIN
Chairman and
Chief Executive Officer

ANDRÉ IMBEAU
Executive Vice-President and
Chief Financial Officer

November 10, 2003

AUDITORS' REPORT

To the Shareholders of CGI Group Inc.

We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2003 and 2002 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2003 in accordance with Canadian generally accepted accounting principles.

(Signed)
Samson Bélair
Deloitte & Touche

CHARTERED ACCOUNTANTS

Montreal, Quebec
November 10, 2003

CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED SEPTEMBER 30 — (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

	2003	2002	2001
	$	$	$
Revenue	**2,719,695**	2,169,613	1,560,391
Operating expenses			
Costs of services, selling and administrative expenses	**2,277,500**	1,842,854	1,328,460
Research expenses	**22,036**	17,609	12,585
Depreciation and amortization expenses (Note 10)	**121,861**	77,005	55,722
	2,421,397	1,937,468	1,396,767
Earnings before the following items:	**298,298**	232,145	163,624
Interest			
Long-term debt	**12,578**	2,411	4,206
Other	**(3,091)**	(2,833)	(2,664)
	9,487	(422)	1,542
Earnings before income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations	**288,811**	232,567	162,082
Income taxes (Note 11)	**113,709**	96,768	72,165
Earnings before entity subject to significant influence, amortization of goodwill and discontinued operations	**175,102**	135,799	89,917
Entity subject to significant influence	**295**	–	7
Earnings before amortization of goodwill and discontinued operations	**175,397**	135,799	89,924
Amortization of goodwill, net of income taxes (Note 2)	**–**	–	27,135
Net earnings from continuing operations	**175,397**	135,799	62,789
Net earnings from discontinued operations (Note 13)	**1,969**	–	–
Net earnings	**177,366**	135,799	62,789
Weighted-average number outstanding Class A subordinate shares and Class B shares	**395,191,927**	377,349,472	299,500,350
Basic and diluted earnings per share before amortization of goodwill			
Continuing operations	**0.44**	0.36	0.30
Discontinued operations	**0.01**	–	–
	0.45	0.36	0.30
Basic and diluted earnings per share			
Continuing operations	**0.44**	0.36	0.21
Discontinued operations	**0.01**	–	–
	0.45	0.36	0.21

See Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

YEARS ENDED SEPTEMBER 30 — (IN THOUSANDS OF CANADIAN DOLLARS)

	2003	2002	2001
	$	$	$
Retained earnings, beginning of year	**377,944**	245,945	183,156
Net earnings	**177,366**	135,799	62,789
Share issue costs, net of income taxes (Note 9)	**–**	(3,800)	–
Retained earnings, end of year	**555,310**	377,944	245,945

See Notes to the Consolidated Financial Statements.

Financial Statements

CONSOLIDATED BALANCE SHEETS AS AT SEPTEMBER 30 — (IN THOUSANDS OF CANADIAN DOLLARS)

	2003	2002
	$	$
Assets		
Current assets		
Cash and cash equivalents	83,509	104,221
Accounts receivable (Note 3)	439,535	301,269
Work in progress	122,737	98,904
Prepaid expenses and other current assets	78,183	53,115
Future income taxes (Note 11)	34,237	12,567
Assets of businesses held for sale (Note 13)	41,014	–
	799,215	570,076
Fixed assets (Note 4)	144,941	103,539
Contract costs (Note 5)	256,320	264,349
Other intangibles and other long-term assets (Note 6)	392,069	206,493
Future income taxes (Note 11)	22,764	28,661
Goodwill (Note 7)	1,382,548	1,133,852
	2,997,857	2,306,970
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	316,166	171,352
Accrued compensation	110,398	93,806
Deferred revenue	70,300	61,027
Income taxes	19,165	11,206
Future income taxes (Note 11)	47,003	26,301
Current portion of long-term debt (Note 8)	20,555	4,172
Liabilities of businesses held for sale (Note 13)	16,316	–
	599,903	367,864
Future income taxes (Note 11)	140,571	93,696
Long-term debt (Note 8)	247,431	4,328
Deferred credits and other long-term liabilities	29,742	61,467
	1,017,647	527,355
Commitments and contingencies (Note 19)		
Shareholders' equity		
Capital stock (Note 9)	1,480,631	1,332,621
Contributed surplus	5,870	3,652
Warrants and stock options (Note 9)	27,901	31,132
Retained earnings	555,310	377,944
Foreign currency translation adjustment	(89,502)	34,266
	1,980,210	1,779,615
	2,997,857	2,306,970

See Notes to the Consolidated Financial Statements.

Approved by the Board

(Signed)   (Signed)
Serge Godin   André Imbeau

Director   Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30 — (IN THOUSANDS OF CANADIAN DOLLARS)

	2003	2002	2001
	$	$	$
Operating activities			
Net earnings from continuing operations	175,397	135,799	62,789
Adjustments for:			
Depreciation and amortization expenses	149,650	100,564	65,996
Amortization of goodwill	–	–	28,586
Deferred credits and other long-term liabilities	(30,174)	(50,021)	(14,442)
Future income taxes	47,962	35,602	32,589
Foreign exchange loss	1,914	1,240	4,213
Entity subject to significant influence	(295)	–	(7)
Net change in non-cash working capital items (Note 15)	(114,995)	(45,737)	(5,722)
Cash provided by continuing operating activities	229,459	177,447	174,002
Investing activities			
Business acquisitions (net of cash acquired) (Note 12)	(233,038)	(19,866)	(86,393)
Proceeds from sale of subsidiaries (Note 12)	(474)	10,365	–
Investment in a joint venture (Note 12)	–	(26,000)	–
Purchase of fixed assets	(60,843)	(23,465)	(21,594)
Proceeds from sale of fixed assets	–	–	1,270
Contract costs	(29,211)	(61,987)	(8,021)
Increase in other intangibles and other long-term assets	(149,034)	(94,650)	(43,013)
Decrease in other intangibles and other long-term assets	10,321	–	–
Cash used for continuing investing activities	(462,279)	(215,603)	(157,751)
Financing activities			
Net variation in credit facility	219,000	(25,000)	(5,000)
Decrease of other long-term debt	(19,781)	(8,342)	(65,027)
Issuance of shares (Note 9)	6,451	131,736	54,206
Share issue costs (Note 9)	–	(5,500)	–
Cash provided by (used for) continuing financing activities	205,670	92,894	(15,821)
Effect of rate changes on cash and cash equivalents of continuing operations	917	3,475	(3,763)
Net (decrease) increase in cash and cash equivalents of continuing operations	(26,233)	58,213	(3,333)
Net cash and cash equivalents provided by discontinued operations (Note 13)	5,521	–	–
Cash and cash equivalents, beginning of year	104,221	46,008	49,341
Cash and cash equivalents, end of year	83,509	104,221	46,008

Supplementary cash flow information (Note 15)
See Notes to the Consolidated Financial Statements.

NOTE 1: DESCRIPTION OF BUSINESS

CGI Group Inc. (the "Company" or "CGI"), directly or through its subsidiaries, provides end-to-end Information Technology ("IT") services and Business Process Services ("BPS"). The Company's primary focus is large-scale systems integration and outsourcing contracts for both private and public sector organizations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 22.

Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2003.

Use of estimates

The preparation of the Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Principles of consolidation

The financial statements of entities controlled by the Company are consolidated; entities jointly controlled by the Company, referred to as joint ventures, are accounted for using the proportionate consolidation method; the associated company, which the Company has the ability to significantly influence, is accounted for using the equity method.

Revenue recognition

The Company provides two lines of services. The IT services include a full range of services in systems integration, consulting and outsourcing. The BPS provide end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services. The Company's revenue is principally derived from outsourcing contracts.

Revenue from IT outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills clients prior to performing the service, resulting in deferred revenue which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with clients in the context of systems integration and consulting services.

Revenue on fixed-price contracts related to systems integration and consulting services is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours for the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company's business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability. Revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Occasionally, the Company sells software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from the sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product.

In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Cash and cash equivalents
Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

Fixed assets
Fixed assets are recorded at cost and are depreciated and amortized over their estimated useful lives, using principally the straight-line method. The annual depreciation and amortization periods by fixed asset category are as follows:

Buildings	10 to 40 years
Leasehold improvements	Term of lease plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years

Contract costs
Contract costs are incurred in the course of two to 10-year IT services and business process outsourcing contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:
a) Incentives granted to clients upon signature of long-term outsourcing contracts
   Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments, or rebates awarded principally over a transition period as negotiated in the contract. In the case of an incentive in the form of equity instruments, cost is measured at the estimated fair value of the equity instruments at the time they are issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the client, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue.
      Fixed assets acquired in connection with outsourcing contracts are capitalized to fixed assets and amortized, consistent with the depreciation policies described previously. The excess of the amount paid over the fair value of fixed assets acquired in connection with outsourcing contracts are considered as an incentive granted to the client and are recorded and amortized as described in the preceding paragraph.
b) Transition costs incurred during the transition period of long-term outsourcing contracts
   These costs consist of expenses associated with installation of systems and processes incurred after the award of outsourcing contracts.

Other intangibles and other long-term assets
Other intangibles and other long-term assets comprise the following:
   – Internal software
Internal software includes software acquired and developed for internal use. This software is amortized over its estimated useful life.
   – Business solutions
Business solutions include commercial software solutions acquired through business acquisitions and costs incurred to develop commercial software solutions. These costs are capitalized only after technological feasibility is established. Business solutions are recorded at cost and amortized on a straight-line basis over their respective estimated useful life. Management regularly reviews business solutions for impairment.
   – Software licences
Software licences are purchased to fulfill the Company's obligations under outsourcing contracts and are recorded at cost. These costs are amortized on a straight-line basis over the lesser of their estimated useful life or the related outsourcing contract term.
   – Customer relationships
Customer relationships relate to the fair value assigned to customer relationships in the context of a business acquisition and are amortized on a straight-line basis over their estimated life.
   – Other long-term assets
Other long-term assets are comprised of the long-term portion of a net investment in a direct financing lease taken by one of the Company's joint ventures, as well as an investment in an entity subject to significant influence.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. On October 1, 2001, the Company adopted prospectively the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, *Business Combinations*, and 3062, *Goodwill and Other Intangible Assets.* Accordingly, the Company discontinued the amortization of goodwill as of October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, the Company did not amortize the resulting goodwill, consistent with transition recommendations of Section 1581.

Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

The Company performs its annual review of goodwill as of September 30 of each year. Based on the impairment tests performed as of September 30, 2002 and 2003, the Company concluded that no goodwill impairment charge was required. In addition, the Company performed a supplemental impairment test following its decision to modify its management structure and, based on the results of this impairment test, the Company concluded that no goodwill impairment charge was required.

Impairment of long-lived assets other than goodwill and intangible assets with indefinite lives

The Company evaluates the carrying value of its long-lived assets other than goodwill and intangible assets with indefinite lives on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. The Company does not have intangible assets with indefinite lives.

Deferred credits

Deferred credits principally comprise the unused portion of rebates granted by the Company to clients under the terms of certain long-term outsourcing contracts (see "Contract costs" described above).

Stock option plan

The Company has a stock option compensation plan which is described in Note 9. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

The Company applies the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services, and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees, as well as encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 9.

Research expenses

Research expenses are charged to earnings in the year they are incurred, net of related investment tax credits.

Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates from the date of enactment or substantive enactment.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

Translation of foreign currencies

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries and joint ventures whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries and joint ventures denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustment in shareholders' equity. As a result of differences in the translation of the financial statements of foreign subsidiaries and joint ventures, the foreign currency translation adjustment decreased by $123,768,000 in 2003 and increased by $10,505,000 and $21,634,000 in 2002 and 2001, respectively. These variations resulted principally from translating US dollars denominated goodwill.

The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

Prior to October 1, 2001, the Company used the current-rate method to account for all its subsidiaries and joint ventures except for its Japanese, Australian, South American and United Kingdom ("UK") subsidiaries, which were translated using the temporal method. On October 1, 2001, the Company reclassified, for foreign currency translation purposes, its subsidiary located in the UK from integrated to self-sustaining operations as a result of changes in facts and circumstances. During 2001, the UK subsidiary signed large contracts allowing it to generate cash flows independently. Prior to 2001, the UK subsidiary generated minimal local cash flows from operations. In addition, as a result of the acquisition of IMRglobal Corp. ("IMRglobal" or "IMR"), completed in July 2001 (see Note 12), CGI acquired a second subsidiary in the UK. This contributed to additional, more significant revenue streams for the UK operations. As a result of this reclassification, applied on a prospective basis, the foreign currency translation component of shareholders' equity increased by approximately $1,400,000.

Recent accounting changes

In 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees, with the effective date for financial statements of interim and annual periods beginning on or after January 1, 2003. This guideline provides guidance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether the guarantor will have to make payments under the guarantees. See Note 20 for disclosure of guarantees.

The CICA issued Handbook Section 3475, *Disposal of Long-lived Assets and Discontinued Operations*, which applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003. The new section provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of and replaces the disposal provisions in Section 3475, *Discontinued Operations* and Section 3061, *Property, Plant and Equipment*.

In November 2002 and May 2003, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-21, *Revenue Arrangements with Multiple Deliverables*. EITF Issue 00-21 provides guidance and criteria for determining when a multiple deliverable arrangement contains more than one unit of accounting. The guidance also addresses methods of measuring and allocating arrangement consideration to separate units of accounting. The guidance is effective for revenue arrangements entered into after June 15, 2003. The adoption of this new guidance had no significant impact on the Consolidated Financial Statements as the Company was already conforming to this guidance.

Future accounting changes

The CICA issued Accounting Guideline 13, *Hedging Relationships*, which deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. This guidance is applicable to hedge relationships in effect in fiscal years beginning on or after July 1, 2003.

The CICA issued Handbook Section 3110, *Asset Retirement Obligations*. The new standard focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The standard is effective for fiscal years beginning on or after January 1, 2004.

The CICA issued Handbook Section 3063, *Impairment of Long-lived Assets*, which is effective for fiscal years beginning on or after April 1, 2003. This section provides guidance on recognizing, measuring and disclosing impairment of long-lived assets. It replaces the write-down provisions in Section 3061, *Property, Plant and Equipment*.

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

The Company is currently evaluating the impact of the adoption of these new standards and guidance, and therefore has not yet assessed their effect on the Company's Consolidated Financial Statements.

NOTE 3: ACCOUNTS RECEIVABLE

	2003	2002
	$	$
Trade	301,430	229,583
Other [1]	138,105	71,686
	439,535	301,269

(1) Other accounts receivable, as at September 30, 2003 and 2002 include refundable tax credits on salaries, related to the E-Commerce Place, Multimedia City, SR&ED and other tax credits programs of approximately $104,875,000 and $44,524,000 respectively. Of these amounts, $69,052,000, $47,979,000 and $24,763,000 were recorded as a reduction of salary expense comprised in costs of services, selling and administrative expenses in the consolidated statements of earnings for 2003, 2002 and 2001, respectively.

The Company is defined as an eligible company and operates "eligible activities" under the terms of various Quebec government tax credits programs on salaries for eligible employees located mainly in the E-Commerce Place and in the Multimedia City.

These refundable tax credits on salaries carry certain conditions. Furthermore, the Company must, annually, obtain an eligibility certificate from the Quebec government. These credits are calculated at rates of 35% to 40% on salaries paid in Quebec, to a maximum of $12,500 to $15,000 per year per eligible employee. Should the Company fail to meet its obligations defined under the current tax credits on salaries programs, any tax credits received would have to be refunded to the Quebec government. Any refund made by the Company would be charged to earnings in the corresponding period. No liability has been recorded related to any reimbursement clause as of September 30, 2003.

NOTE 4: FIXED ASSETS

			2003
	COST	ACCUMULATED DEPRECIATION AND AMORTIZATION	NET BOOK VALUE
	$	$	$
Land	3,248	–	3,248
Buildings	22,446	840	21,606
Leasehold improvements	82,077	18,333	63,744
Furniture and fixtures	38,241	19,323	18,918
Computer equipment	119,802	82,377	37,425
	265,814	120,873	144,941

			2002
	COST	ACCUMULATED DEPRECIATION AND AMORTIZATION	NET BOOK VALUE
	$	$	$
Land	4,102	–	4,102
Buildings	24,724	761	23,963
Leasehold improvements	45,766	14,186	31,580
Furniture and fixtures	40,157	22,131	18,026
Computer equipment	120,854	94,986	25,868
	235,603	132,064	103,539

Fixed assets include assets acquired under capital leases totaling $4,372,000 (2002 — $9,434,000), net of accumulated depreciation and amortization of $3,927,000 (2002 — $22,209,000).

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 5: CONTRACT COSTS

		2003	
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Incentives	284,879	64,884	219,995
Transition costs	44,966	8,641	36,325
	329,845	73,525	256,320

		2002	
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Incentives	285,321	38,728	246,593
Transition costs	22,196	4,440	17,756
	307,517	43,168	264,349

Amortization expense of contract costs is presented as follows in the consolidated statements of earnings (see Note 2):

	2003	2002	2001
	$	$	$
Incentives (presented as reduction of revenue)	27,789	23,559	10,274
Transition costs	4,219	2,656	169
	32,008	26,215	10,443

NOTE 6: OTHER INTANGIBLES AND OTHER LONG-TERM ASSETS

		2003	
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal software	72,800	19,642	53,158
Business solutions	146,921	38,916	108,005
Software licenses	116,887	55,378	61,509
Customer relationships	165,527	26,415	139,112
Other intangibles	502,135	140,351	361,784
Financing lease (Note 14)			25,413
Investment in an entity subject to significant influence			4,872
Other long-term assets			30,285
Total other intangibles and other long-term assets			392,069

		2002	
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Internal software	52,998	15,423	37,575
Business solutions	94,406	25,535	68,871
Software licenses	93,716	53,404	40,312
Customer relationships	72,591	12,856	59,735
Total other intangibles and other long-term assets	313,711	107,218	206,493

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 6: OTHER INTANGIBLES AND OTHER LONG-TERM ASSETS (CONT'D)

Amortization expense of other intangibles is presented as follows in the consolidated statements of earnings:

	2003	2002	2001
	$	$	$
Internal software	12,048	9,350	3,351
Business solutions	15,508	14,501	4,879
Software licenses	28,521	16,988	15,638
Customer relationships	17,453	5,207	2,500
	73,530	46,046	26,368

NOTE 7: GOODWILL

The changes in the book value of goodwill are as follows:

	2003		
	IT SERVICES	BPS	TOTAL
	$	$	$
Balance, beginning of year	850,801	283,051	1,133,852
Acquisitions	289,633	74,317	363,950
Purchase price adjustments	(332)	(2,916)	(3,248)
Disposal of subsidiaries	(140)	–	(140)
Goodwill related to businesses held for sale	(11,264)	–	(11,264)
Foreign currency translation adjustment	(72,595)	(28,007)	(100,602)
Balance, end of year	1,056,103	326,445	1,382,548

	2002		
	IT SERVICES	BPS	TOTAL
	$	$	$
Balance, beginning of year	838,138	280,825	1,118,963
Acquisitions	19,499	3,550	23,049
Purchase price adjustments	(6,345)	(2,470)	(8,815)
Disposal of subsidiaries	(8,037)	–	(8,037)
Foreign currency translation adjustment	7,546	1,146	8,692
Balance, end of year	850,801	283,051	1,133,852

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 8: LONG-TERM DEBT

	2003	2002
	$	$
Unsecured committed revolving term facility bearing interest at the bankers' acceptance rate plus 1.25%, maturing in 2006 [1]	219,000	–
Balances of purchase price related to business acquisitions, non-interest bearing, repayable by various instalments through 2006. These balances were recorded at their discounted value using a 7% interest rate	14,966	–
Obligations under capital leases, bearing interest at rates varying from 2.9% to 13.38% and repayable by blended monthly instalments maturing at various dates until 2008	11,269	8,500
Other loans bearing interest at various rates, repayable through 2006	1,368	–
Share of joint venture's long-term debt		
Secured term loan repayable by blended monthly payments of $540,249, maturing in 2007 [2]	18,933	–
Redeemable preferred shares [3]	2,450	–
	267,986	8,500
Current portion	20,555	4,172
	247,431	4,328

(1) An additional amount of $285,550,000 is available under the terms of the unsecured committed revolving credit facilities. In addition to these revolving credit facilities, the Company has available lines of credit totaling $27,700,000, of which an amount of $10,450,000 has been drawn, as at September 30, 2003, to cover various letters of credit issued for contracts with major outsourcing and systems integration clients. The credit facilities include covenants which require the Company to maintain certain financial ratios. As of September 30, 2003, these financial ratios were met.

(2) As at year-end, one of the Company's joint ventures, which is owned at 49%, entered into a $38,639,068 term loan to finance its operations, repayable by blended monthly payments of $1,102,548, maturing in December 2006. As part of the credit agreement entered into during the year, the joint venture has an unsecured $10,000,000 operating credit facility for its working capital, to be renewed after 364 days. As of September 30, 2003, there is no amount outstanding on this facility.

(3) The same joint venture entered into a subscription agreement for the issuance of 10,000,000 redeemable preferred shares at the option of the holder under certain conditions. These preferred shares are non-voting and are not entitled to receive dividends. Upon liquidation, dissolution, winding-up of the joint venture (voluntary or involuntary), holders of the preferred shares are entitled to receive for each share, in preference and priority to any distribution of the assets of the joint venture to the common shareholders, an amount equal to:
(a) $1.00 (issue price) per share plus 4.20% of the issue price, compounded annually; and
(b) an amount otherwise agreed to from time to time in writing from the joint venture.

Principal repayments on long-term debt over the next four years are as follows:

	$
2004	13,570
2005	11,802
2006	230,269
2007	1,076

Minimum capital lease payments are as follows:

	PAYMENT	INTEREST	PRINCIPAL
	$	$	$
2004	7,632	647	6,985
2005	2,959	227	2,732
2006	1,152	86	1,066
2007	378	18	360
2008	131	5	126
Total minimum capital lease payments	12,252	983	11,269

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 9: CAPITAL STOCK, STOCK OPTIONS AND WARRANTS

A) Capital stock

Authorized, in an unlimited number without par value:

- First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;
- Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;
- Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;
- Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2003, 2002 and 2001, the Class A subordinate shares and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES	
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$
Balance, September 30, 2000	240,755,667	490,645	34,846,526	1,162
Issued for cash	–	–	5,953,248	53,043
Issued as consideration for business acquisitions (Note 12)	85,835,178	651,010	–	–
Options exercised	441,872	2,236	–	–
Balance, September 30, 2001	327,032,717	1,143,891	40,799,774	54,205
Issued for cash [1]	11,110,000	124,988	–	–
Issued as consideration for business acquisitions (Note 12)	210,739	2,261	–	–
Options exercised	1,546,801	7,276	–	–
Balance, September 30, 2002	339,900,257	1,278,416	40,799,774	54,205
Issued as consideration for business acquisitions (Note 12)	19,963,399	140,546	–	–
Conversion [2]	7,027,606	9,337	(7,027,606)	(9,337)
Options exercised	1,345,241	7,464	–	–
Balance, September 30, 2003	**368,236,503**	**1,435,763**	**33,772,168**	**44,868**

(1) On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,988,000 before share issue costs of $3,800,000 (net of income tax recoveries of $1,700,000).

(2) As part of the agreement of July 24, 2003, entered into by the Majority Shareholders and BCE, 7,027,606 Class B shares were converted into an equivalent number of Class A subordinate shares.

B) Stock options

Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate share on the Toronto Stock Exchange ("TSX") on the day preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death. As at September 30, 2003, 33,625,043 Class A subordinate shares have been reserved for issuance under the Stock option plan.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

The following outlines the impact and assumptions used had the Company determined compensation cost for the Company's stock option plan using the fair value based method of accounting for awards granted since October 1, 2001:

			YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002
	CONTINUING OPERATIONS	DISCONTINUED OPERATIONS	TOTAL	TOTAL
	$	$	$	$
Net earnings	**175,397**	**1,969**	**177,366**	135,799
Adjustment to net earnings	**(8,168)**	**–**	**(8,168)**	(4,130)
Pro forma net earnings	**167,229**	**1,969**	**169,198**	131,669
Pro forma basic and diluted earnings per share	**0.42**	**0.01**	**0.43**	0.35

	2003	2002
Assumptions used in the Black-Scholes option pricing model		
Dividend yield	**0.0%**	0.0%
Expected volatility	**52.7%**	48.7%
Risk free interest rate	**4.21%**	4.60%
Expected life (years)	**5**	5
Weighted average grant date fair value ($)	**3.16**	4.27

In connection with a business acquisition completed in fiscal 2001 (see Note 12) where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded 3,357,962 vested options out of a total of 8,424,502 options outstanding as a purchase consideration of $16,519,000 representing the estimated fair value of the outstanding vested stock options of the acquiree at the date of acquisition (see Note 9D and 9E).

C) Warrants

In connection with the signing of a strategic outsourcing contract and of a business acquisition (see Note 12), the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract or date of business acquisition, and have an exercise period of five years. As at September 30, 2003, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above (the "Initial Warrants"), CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants. Upon the exercise by BCE of its rights under its Pre-emptive Rights Warrants to subscribe to 140,575 Class B shares, BCE has undertaken to give instructions to the Secretary of CGI upon the exercise of such Warrants, to convert each of such Class B shares into one Class A subordinate share upon their issuance.

Furthermore, subject to regulatory approval, the Company has undertaken in favor of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under the terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price, which will be based upon the closing price of the Class A subordinate shares on the TSX on the date preceding the issuance of the Extended Warrants.

Notes to the Consolidated Financial Statements
YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 9: CAPITAL STOCK, STOCK OPTIONS AND WARRANTS (CONT'D)

D) The following table presents the number of all shares, stock options and warrants outstanding as at September 30:

	2003	2002
	NUMBER	NUMBER
Class A subordinate shares	**368,236,503**	339,900,257
Class B shares	**33,772,168**	40,799,774
Total capital stock	**402,008,671**	380,700,031
Number of stock options (Class A subordinate shares)		
– Accounted for	**1,675,913**	2,333,231
Number of stock options (Class A subordinate shares)		
– Not accounted for	**18,783,602**	18,481,589
Number of warrants (Class A subordinate shares)		
– Accounted for	**5,118,210**	5,118,210
Number of warrants (Class A subordinate shares and Class B shares)		
– Not accounted for	**4,562,058**	4,562,058
Number of shares reflecting the potential exercise of stock options and warrants	**432,148,454**	411,195,119

E) The following table presents information concerning stock options and warrants accounted for the years ended September 30:

	2003 STOCK OPTIONS NUMBER	CARRYING VALUE $	WARRANTS NUMBER	CARRYING VALUE $	2002 STOCK OPTIONS NUMBER	CARRYING VALUE $	WARRANTS NUMBER	CARRYING VALUE $
Balance, beginning of year	**2,333,231**	**11,477**	**5,118,210**	**19,655**	3,139,943	15,446	5,118,210	19,655
Exercised	**(206,208)**	**(1,013)**	**–**	**–**	(107,318)	(528)	–	–
Forfeited and expired [1]	**(451,110)**	**(2,218)**	**–**	**–**	(699,394)	(3,441)	–	–
Balance, end of year	**1,675,913**	**8,246**	**5,118,210**	**19,655**	2,333,231	11,477	5,118,210	19,655

(1) During 2003 and 2002, the Company cancelled options for an amount of $2,218,000 and $3,441,000, respectively, which have been reclassified to contributed surplus.

F) Additional information on stock options

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company for the years ended September 30:

	2003 NUMBER OF OPTIONS[1]	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE $	2002 NUMBER OF OPTIONS[1]	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE $	2001 NUMBER OF OPTIONS[1]	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE $
Outstanding, beginning of year	**20,814,820**	**10.79**	24,223,852	10.69	6,413,181	11.46
Granted	**4,600,502**	**6.24**	1,206,925	8.91	10,643,930	8.89
Granted as consideration for business acquisition (Note 12)	**–**	**–**	–	–	8,424,502	12.27
Exercised	**(1,345,241)**	**4.82**	(1,546,801)	4.27	(441,872)	2.63
Forfeited and expired	**(3,610,566)**	**10.18**	(3,069,156)	12.55	(815,889)	13.90
Outstanding, end of year	**20,459,515**	**9.69**	20,814,820	10.79	24,223,852	10.69

(1) Includes stock options that are accounted for as indicated in the table above.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

The following table summarizes information about outstanding stock options granted to certain employees and directors of the Company at September 30, 2003:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$			$		$
1.90 to 4.38	**506,267**	**6**	**2.55**	**506,267**	**2.55**
5.07 to 6.98	**5,402,233**	**8**	**6.11**	**1,345,828**	**6.18**
7.00 to 8.99	**7,888,385**	**8**	**8.74**	**7,280,335**	**8.77**
9.05 to 10.44	**2,272,385**	**7**	**9.85**	**2,205,635**	**9.86**
11.13 to 14.86	**1,503,638**	**6**	**13.31**	**1,409,550**	**13.31**
15.01 to 19.34	**2,149,208**	**6**	**16.10**	**1,643,743**	**16.07**
20.29 to 31.35	**737,399**	**5**	**24.51**	**718,649**	**24.47**
	20,459,515	**7**	**9.69**	**15,110,007**	**10.45**

G) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2003			2002			2001		
	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE
	$		$	$		$	$		$
Net earnings	**177,366**	**395,191,927**	**0.45**	135,799	377,349,472	0.36	62,789	299,500,350	0.21
Dilutive options	**–**	**1,508,995**	**–**	–	2,083,498	–	–	1,287,291	–
Dilutive warrants	**–**	**764,755**	**–**	–	2,137,885	–	–	319,545	–
Net earnings after assumed conversions	**177,366**	**397,465,677**	**0.45**	135,799	381,570,855	0.36	62,789	301,107,186	0.21

NOTE 10: DEPRECIATION AND AMORTIZATION EXPENSES

	2003	2002	2001
	$	$	$
Depreciation and amortization of fixed assets	**44,112**	28,303	29,185
Amortization of contract costs related to transition costs	**4,219**	2,656	169
Amortization of other intangibles and other long-term assets	**73,530**	46,046	26,368
	121,861	77,005	55,722
Amortization of contract costs related to incentives (presented as reduction of revenue)	**27,789**	23,559	10,274
	149,650	100,564	65,996

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 11: INCOME TAXES

The income tax provision is as follows for the years ended September 30:

	2003	2002	2001
	$	$	$
Current	**67,460**	61,166	38,125
Future (1)	**46,249**	35,602	34,040
	113,709	96,768	72,165

(1) Includes $1,451,000 in 2001 of future income taxes related to goodwill amortization.

The Company's effective income tax rate differs from the combined Canadian statutory tax rate for the following reasons for the years ended September 30:

	2003	2002	2001
	%	%	%
Combined federal and provincial tax rates	**34.5**	36.6	38.6
Non-deductible items	**0.8**	0.7	8.6
Valuation allowance relating to tax benefits on losses	**2.4**	4.4	7.8
Other	**1.7**	(0.1)	(2.0)
Effective income tax rate after goodwill amortization	**39.4**	41.6	53.0
Goodwill amortization	**–**	–	(8.5)
Effective income tax rate before goodwill amortization	**39.4**	41.6	44.5

Future income taxes are as follows at September 30:

	2003	2002
	$	$
Future income tax assets:		
Provision for integration costs	**24,159**	5,160
Tax benefits on losses carried forward	**115,437**	127,609
Accrued compensation and post employment benefits	**8,811**	5,969
Allowance for doubtful accounts	**5,613**	1,421
Other	**6,003**	1,888
	160,023	142,047
Future income tax liabilities:		
Fixed assets, contract costs and other intangibles and other long-term assets	**130,907**	88,387
Work in progress	**10,341**	6,490
Goodwill	**5,116**	5,309
Refundable tax credits on salaries	**34,315**	13,832
Other	**6,920**	5,979
	187,599	119,997
Valuation allowance	**102,997**	100,819
Future income taxes, net	**(130,573)**	(78,769)
Future income taxes are classified as follows:		
Current future income tax assets	**34,237**	12,567
Long-term future income tax assets	**22,764**	28,661
Current future income tax liabilities	**(47,003)**	(26,301)
Long-term future income tax liabilities	**(140,571)**	(93,696)
Future income tax liabilities, net	**(130,573)**	(78,769)

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

Certain of the Company's subsidiaries have losses carried forward aggregating approximately $324,000,000, of which approximately $281,000,000 (US$208,000,000) originates from the Company's US subsidiaries, available to reduce future taxable income and expiring at various dates to 2022. The benefit of these losses has been reflected in the Consolidated Financial Statements to the extent that it is considered to be more likely than not that the related future income tax assets would be realized. Should any of the unrecorded tax benefits on losses carried forward amounting to $81,000,000 be realized, goodwill would be reduced accordingly.

Foreign earnings of certain of CGI's subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future tax liability for these retained earnings as management does not expect them to be repatriated. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any. Determination of the amount of unrecognized federal and provincial future income tax liability for these retained earnings or foreign tax withholding is not practicable because of the complexities associated with its hypothetical calculation.

NOTE 12: INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

a) During 2003, the Company made the following acquisitions:
- *Underwriters Adjustment Bureau Ltd ("UAB")*— Effective January 1, 2003, the Company acquired all the outstanding shares of UAB, a provider of claims management, underwriting and actuarial services for the property and casualty insurance industry.
- *Cognicase Inc. ("Cognicase")*— The Company acquired from January 13, 2003 through February 25, 2003, all outstanding shares of Cognicase. At the option of the holder, the Company offered for each share of Cognicase $4.50 cash or 0.6311 Class A subordinate share of the Company, or a combination thereof. Cognicase provides solutions including the implementation of e-business solutions, ASP services, re-engineering of existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.
- *Others*— The Company acquired all the assets of INSpire Insurance Solutions Inc., which provides claims and policy administration outsourcing services as well as software and consulting services, and all the outstanding shares of ProjExpert Conseillers en Gestion et Informatique Inc., a consulting company specializing in the implementation of Enterprise Resource Planning systems, on December 2, 2002 and January 1, 2003, respectively. Furthermore, the Company acquired all the outstanding shares of Cornerstone Project Management Group Inc., a provider of project management and consulting services in the government, healthcare and financial services sectors on January 30, 2003 and increased its interest in one of its joint ventures.

In connection with these acquisitions, the Company has adopted certain plans to restructure and integrate the acquired businesses. Consequently, the Company established provisions related to leases for premises occupied by the acquired businesses, which the Company plans to vacate, as well as costs related to the planned termination of certain employees of the acquired businesses performing functions already available through its existing structure. Also, the Company planned to divest from certain activities, which are not part of the Company's core business (see Note 13).

These restructuring and integration plans involve costs related to the planned abandonment of numerous real estate leases, located in Canada and the United States for a total amount of approximately $49,600,000. These plans also provide for severance costs related to the termination of various groups of employees working mostly as consultants and project managers, along with finance and administration personnel located throughout Canada and the United States, of approximately $34,700,000.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 12: INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES (CONT'D)

For Cognicase, the components of the integration liabilities assumed and included in the preliminary allocation of the purchase price are as follows:

	ACQUISITION AND INTEGRATION LIABILITIES	PAID AS AT SEPTEMBER 30, 2003	BALANCE REMAINING AS AT SEPTEMBER 30, 2003
	$	$	$
Consolidation and closure of facilities	47,422	6,393	41,029
Severance	30,404	20,824	9,580
	77,826	27,217	50,609

The acquisitions were accounted for using the purchase method. The purchase price allocations shown below are preliminary and based on the Company's best estimates. The final purchase price allocations are expected to be completed as soon as the Company's management has gathered all the significant information believed to be available and considered necessary in order to finalize these allocations.

	UAB	COGNICASE	OTHER	TOTAL
	$	$	$	$
Non-cash working capital items	7,818	(113,299)	(4,910)	(110,391)
Fixed assets	6,855	31,283	1,233	39,371
Other intangibles and other long-term assets	16,506	132,997	2,821	152,324
Future income taxes	(2,918)	(7,468)	(153)	(10,539)
Goodwill (1)	30,848	323,307	9,795	363,950
Assumption of long-term debt	(1,073)	(60,903)	(215)	(62,191)
	58,036	305,917	8,571	372,524
Cash position at acquisition	(3,967)	23,495	5,954	25,482
Net assets acquired	54,069	329,412	14,525	398,006
Consideration				
Cash	53,000	180,154	12,891	246,045
Acquisition costs	1,069	9,512	834	11,415
Issuance of 19,850,245 Class A subordinate shares (2)	–	139,746	–	139,746
Issuance of 113,154 Class A subordinate shares (2)	–	–	800	800
	54,069	329,412	14,525	398,006

(1) Includes $4,670,000 of goodwill deductible for tax purposes.

(2) The value of the shares issued as consideration for the business acquisition was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

Also during the year, the Company sold two subsidiaries previously owned by Cognicase for a non-significant cash consideration.

In addition, during the year, the Company finalized the purchase price allocations and made adjustments relating to certain business acquisitions completed in the last twelve months, resulting in a net decrease of goodwill, future income tax liabilities, income tax liabilities and accounts payable and accrued liabilities of $3,248,000, $143,000, $659,000 and $2,028,000, respectively, and a net increase of other intangibles and other long-term assets of $1,478,000 and cash consideration paid of $1,060,000.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

b) During 2002, the Company completed five acquisitions of IT consulting firms for considerations ranging between $2,100,000 and $7,000,000, for an aggregate consideration of $24,988,000, including acquisition costs of approximately $503,000 and the issuance of 210,739 Class A subordinate shares at a price of $10.73 per share. The Company acquired all of the outstanding shares of the businesses, except in two cases where assets were acquired.

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

	2002
	$
Non-cash working capital items	(2,686)
Future income taxes	933
Fixed assets	1,014
Other intangibles and other long-term assets	2,423
Goodwill (1)	23,049
	24,733
Cash position at acquisition	255
Net assets acquired	24,988
Consideration	
Cash (including acquisition costs)	20,121
Balance of purchase price	2,606
Issuance of 210,739 Class A subordinate shares (2)	2,261
	24,988

(1) Includes $9,292,000 of goodwill deductible for tax purposes.

(2) The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

In May 2002, the Company acquired, for a cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost Inc. ("Innovapost"). The Company also paid, through Innovapost, an incentive of $26,000,000 to Canada Post Corporation, its partner in the joint venture, for the signing of a 10-year outsourcing contract. The aggregate consideration paid of $52,000,000 was accounted for as contract costs in accordance with its substance and will be amortized over the term of the contract.

During 2002, the Company sold its Australian and Japanese operations for an aggregate cash consideration of $10,365,000 with no resulting gain.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 12: INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES (CONT'D)

c) During 2001, the Company made the following acquisitions:

- *C.U. Processing Inc. ("CUP")*— On October 4, 2000, the Company acquired all the outstanding shares of CUP, a Detroit-based provider of information management systems primarily to US credit unions;
- *AGTI Consulting Services Inc. ("AGTI")*— On November 27, 2000, the Company acquired 49% of all outstanding shares of AGTI, a Montreal-based IT consulting firm. The Company accounts for its 49% interest in AGTI using the proportionate consolidation method;
- *Star Data Systems Inc. ("Star Data")*— On January 9, 2001, the Company acquired all the outstanding common shares of Star Data on the basis of 0.737 Class A subordinate shares of the Company for each Star Data common share; therefore, the Company issued 13,546,327 Class A subordinate shares at a price of $7.59 per share for a total consideration of $102,820,000 before acquisition costs of approximately $2,150,000. Star Data is a Canadian-based provider of IT services and solutions to the financial services industry;
- *Assets and liabilities of Confédération des caisses populaires et d'économie Desjardins du Québec used in data and micro-computing of Mouvement des caisses Desjardins ("Desjardins") operations*— On May 1, 2001, the Company acquired the assets, certain intellectual property rights and assumed certain liabilities of Desjardins which it used in data and micro-computing. In addition, approximately 450 Desjardins employees were transferred to the Company. The total consideration paid for this acquisition was $72,216,000, before acquisition costs of approximately $120,000, comprises cash of $57,945,000 and the issuance of 4,000,000 warrants at fair value in the amount of $14,271,000 (see Note 9). The warrants are presented as a component of shareholders' equity with a corresponding amount included in contract costs, in accordance with their substance;
- *IMRglobal Corp.*— On July 27, 2001, the Company merged with IMRglobal, a US-based leading global provider of end-to-end IT solutions, acquiring all the outstanding common stock of IMRglobal on the basis of 1.5974 Class A subordinate shares of the Company for each share of IMRglobal common stock; therefore, the Company issued 70,753,841 Class A subordinate shares at a price of $7.58 per share for a consideration of $536,314,000 before acquisition costs of approximately $17,347,000. In addition, each outstanding IMRglobal stock option as of that date became a 1.5974 stock option to acquire a Class A subordinate share of the Company; therefore, the Company effectively issued 8,424,502 stock options having a weighted-average exercise price per share of $12.27 and having a weighted-average fair value of $5.37 per option. Consistent with Canadian GAAP at the time, $16,519,000 representing the total fair value of 3,357,562 outstanding vested stock options having a weighted average fair value of $4.92 per option, was recorded as purchase consideration. The remaining $28,720,000, representing the total fair value of 5,066,940 outstanding unvested stock options having a weighted-average fair value of $5.67 per option, was not recorded as purchase consideration (see Note 9).

At various dates throughout fiscal 2001, the Company completed the acquisition of all outstanding shares of six other companies, entered into two joint venture agreements and increased its interest in an equity investee for an aggregate consideration of $32,705,000. The sum of the purchase price allocations to the net assets acquired is presented in the "Other" column in the table below. A total of 1,535,010 Class A subordinate shares having a weighted-average value per share of $7.74 were issued in connection with these acquisitions. In addition, the Company began using the proportionate consolidation method to account for its investment in the joint venture as of January 12, 2001.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

These acquisitions for fiscal 2001 were accounted for using the purchase method, as follows:

NET ASSETS ACQUIRED	IMR (4)	STAR DATA	DESJARDINS (5)	AGTI	CUP	OTHER	TOTAL
	$	$	$	$	$	$	$
Non-cash working capital items	(45,695)	(16,934)	24,245	2,216	(12,061)	1,635	(46,594)
Fixed assets	40,703	21,211	3,612	448	3,296	2,135	71,405
Contract costs	–	–	110,627	–	–	–	110,627
Other intangibles and other long-term assets	31,315	9,203	1,359	–	447	11	42,335
Future income taxes	1,102	16,729	(7,744)	10	4,228	2,596	16,921
Goodwill (1)	560,520	70,590	7,744	14,602	41,601	24,025	719,082
Long-term debt	(53,988)	(10,799)	–	–	(812)	(1,759)	(67,358)
Deferred credits and other long-term liabilities	(7,609)	–	(67,627)	–	–	–	(75,236)
	526,348	90,000	72,216	17,276	36,699	28,643	771,182
Cash position at acquisition	26,485	12,820	–	7,639	1,837	4,062	52,843
	552,833	102,820	72,216	24,915	38,536	32,705	824,025
Consideration							
Cash	–	–	57,945	24,915	38,536	19,561	140,957
Issuance of 85,835,178 Class A subordinate shares	536,314 (2)	102,820 (3)	–	–	–	11,876 (3)	651,010
Fair value of 3,357,562 vested stock options (Notes 2 and 9)	16,519	–	–	–	–	–	16,519
4,000,000 warrants at fair value (Note 9)	–	–	14,271	–	–	–	14,271
Equity value of investment at acquisition date	–	–	–	–	–	1,268	1,268
	552,833	102,820	72,216	24,915	38,536	32,705	824,025

(1) Includes $55,413,000 of goodwill deductible for tax purposes. Of the total goodwill amount, approximately $210,000,000 is included in the BPS segment and the remaining $509,082,000 is related to the IT services segment.

(2) The price per share was determined using the average trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the date terms of the business combination were agreed to and announced.

(3) The price per share value of the shares issued as consideration was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition.

(4) During 2002, the Company finalized the purchase price allocation of IMR; as a result, other intangibles and other long-term assets were increased by $7,577,000 and non-cash working capital items, goodwill and future income taxes were decreased by $3,947,000, $978,000 and $2,652,000, respectively. Total acquisition and integration initial costs of $68,000,000 were also adjusted (decrease of $20,810,000) to reflect the Company's reviewed interpretation of the accounting treatment for integration liabilities to be incurred in connection with business acquisitions. These adjustments are all reflected in the table above.

(5) During 2002, the Company finalized the purchase price allocation and made adjustments relating to certain business acquisitions completed in 2001, resulting in a net decrease in goodwill and non-cash working capital of $7,838,000 and $6,427,000, respectively and in a net increase in future income tax assets of $1,411,000. These adjustments are all reflected in the table above.

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 13: DISCONTINUED OPERATIONS

Subsequent to the acquisition of Cognicase, the Company formally adopted a plan to divest certain activities acquired from Cognicase which were not related to its core business. As of September 30, 2003, two divisions are classified as discontinued operations.

One of the divisions' activities consist mainly of sales of integrated management system software package suites (Enterprise Resource Planning or ERP) and related services targeted to municipalities, healthcare institutions as well as manufacturing and distribution companies. The other division activities consist mainly of providing installation and technical services for mid-range and micro computer systems and automated teller machines.

On October 21, 2003, the Company announced the disposal of its ERP and related services activities described above.

The following table presents summarized financial information related to these discontinued operations:

	2003
	$
Revenue	49,466
Earnings before the under-noted:	6,856
Depreciation and amortization expenses	(3,827)
Earnings before income taxes	3,029
Income taxes	(1,060)
Net earnings from discontinued operations	1,969
Net cash provided by operating activities	7,913
Net cash used in investing activities	(1,835)
Net cash used in financing activities	(557)
Net cash and cash equivalents provided by discontinued operations	5,521
Current assets	11,268
Fixed assets	6,003
Other intangibles and other long-term assets	12,479
Goodwill	11,264
Assets of businesses held for sale	41,014
Current liabilities	10,133
Future income taxes	5,978
Long-term debt	151
Deferred credits and other long-term liabilities	54
Liabilities of businesses held for sale	16,316

Discontinued operations are included in the IT services segment.

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 14: JOINT VENTURES: SUPPLEMENTARY INFORMATION

The Company's proportionate share of its joint venture investees' operations included in the Consolidated Financial Statements is as follows:

	AS AT AND FOR YEAR ENDED SEPTEMBER 30, 2003	AS AT AND FOR YEAR ENDED SEPTEMBER 30, 2002
	$	$
Balance sheets		
Current assets	76,806	34,252
Non-current assets	58,275	29,431
Current liabilities	36,758	15,547
Non-current liabilities	22,551	3,580
Statements of earnings		
Revenue	189,693	79,456
Expenses	182,268	77,226
Net earnings	7,425	2,230
Statements of cash flows		
Cash provided by (used for):		
Operating activities	5,673	10,552
Investing activities	(49,169)	(2,573)
Financing activities	46,031	3,868

(a) Financing lease

On November 1, 2002, one of the Company's joint ventures, acting as the lessor, entered into a 50-month lease agreement for the information system and technology assets, as part of an existing outsourcing contract with one of its major clients. This agreement was accounted for as a direct financing lease. As at September 30, 2003, an amount of $11,600,000 representing the current portions included in prepaid expenses and other current assets and the remaining $25,413,000 is included in other long-term assets. The effective interest rate of the lease agreement is 5.02% and net investment is $37,013,000 as of September 30, 2003.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 15: SUPPLEMENTARY CASH FLOW INFORMATION

i) Net change in non-cash working capital items is as follows for the years ended September 30:

	2003	2002	2001
	$	$	$
Accounts receivable	(30,481)	(617)	725
Income taxes	4,175	6,502	(559)
Work in progress	(1,662)	(17,673)	(12,277)
Prepaid expenses and other current assets	(5,044)	(1,361)	(556)
Accounts payable and accrued liabilities	(82,397)	(53,787)	(38,037)
Accrued compensation	21,992	10,588	40,110
Deferred revenue	(21,578)	10,611	4,872
	(114,995)	(45,737)	(5,722)

ii) Non-cash operating, investing and financing activities related to continuing operations are as follows for the years ended September 30:

	2003	2002	2001
	$	$	$
Operating activities			
Deferred credits and other long-term liabilities	(839)	15,728	14,000
Future income taxes	2,341	12,347	3,029
	1,502	28,075	17,029
Investing activities			
Business acquisitions (Note 12)	140,546	2,261	681,800
Other intangibles and other long-term assets	1,502	28,075	22,413
	142,048	30,336	704,213
Financing activities			
Issuance of shares (Note 9)	140,546	2,261	651,010
Issuance of warrants and stock options	–	–	36,174
	140,546	2,261	687,184

iii) Interest paid and income taxes paid are as follows for the years ended September 30:

	2003	2002	2001
	$	$	$
Interest paid	9,293	2,172	4,592
Income taxes paid	66,526	51,923	41,615

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 16: SEGMENTED INFORMATION

With the acquisition of Cognicase, UAB and INSpire in fiscal 2003 and with the evolution of the near-shore and off-shore business model, the Company modified its management structure to reflect the increasing proportion of business that they derive from business process outsourcing services and the global delivery approach taken in delivering information technology ("IT services") to their clients.

Effective July 1, 2003, the Company has two lines of business ("LOB") as follows: IT services and Business Process Services ("BPS").

The focus of these lines of business is as follows:

– The IT services LOB provides a full-range of IT services, including systems integration, consulting and outsourcing, to clients located in Canada, the United States and Europe. The professionals and facilities in India and Canada also serve United States and foreign-based clients as an integral part of their off-shore and near-shore delivery model.

– The BPS LOB provides a full spectrum of business process outsourcing services to its client base. Its services include end-to-end business processing for insurance companies, banks, investment firms and financial cooperatives, as well as pay services, document management and finance and administration services.

As of July 1, 2003, the Company began to evaluate each LOB's performance under this structure. Comparative segmented information has been restated to reflect the new segmentation basis.

The following presents information on the Company's operations based on its management structure:

				2003
	IT SERVICES	**BPS**	**CORPORATE**	**INTERSEGMENT ELIMINATION**	**TOTAL**
	$	**$**	**$**	**$**	**$**
Revenue	**2,232,335**	**554,461**	**–**	**(67,101)**	**2,719,695**
Operating expenses before depreciation and amortization expenses	**1,836,241**	**466,105**	**64,291**	**(67,101)**	**2,299,536**
Depreciation and amortization expenses	**102,147**	**15,963**	**3,751**	**–**	**121,861**
Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations	**293,947**	**72,393**	**(68,042)**	**–**	**298,298**
Total assets	**2,263,013**	**526,738**	**208,106**	**–**	**2,997,857**

				2002
	IT SERVICES	BPS	CORPORATE	INTERSEGMENT ELIMINATION	TOTAL
	$	$	$	$	$
Revenue	1,839,108	388,031	–	(57,526)	2,169,613
Operating expenses before depreciation and amortization expenses	1,553,886	309,799	54,304	(57,526)	1,860,463
Depreciation and amortization expenses	62,123	12,510	2,372	–	77,005
Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations	223,099	65,722	(56,676)	–	232,145
Total assets	1,753,854	379,479	173,637	–	2,306,970

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 16: SEGMENTED INFORMATION (CONT'D)

					2001
	IT SERVICES	BPS	CORPORATE	INTERSEGMENT ELIMINATION	TOTAL
	$	$	$	$	$
Revenue	1,310,610	288,229	–	(38,448)	1,560,391
Operating expenses before depreciation and amortization expenses	1,119,522	230,268	29,703	(38,448)	1,341,045
Depreciation and amortization expenses	42,561	11,955	1,206	–	55,722
Earnings before interest, income taxes, entity subject to significant influence, amortization of goodwill and discontinued operations	148,527	46,006	(30,909)	–	163,624
Total assets	1,591,350	371,103	66,216	–	2,028,669

	FIXED ASSETS 2003	FIXED ASSETS 2002
	$	$
IT services	101,335	88,437
BPS	20,246	10,231
Corporate	23,360	4,871
	144,941	103,539

The accounting policies of the segments are the same as those described in the Summary of significant accounting policies (Note 2).

Geographic information

The following table sets out certain geographic market information based on clients' location:

	YEAR ENDED SEPTEMBER 30, 2003	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001
	$	$	$
Revenue			
Canada	2,188,181	1,637,125	1,280,258
United States	466,683	450,622	231,731
Europe	131,932	139,392	86,850
Intersegment elimination	(67,101)	(57,526)	(38,448)
	2,719,695	2,169,613	1,560,391

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 17: RELATED PARTY TRANSACTIONS

In the normal course of business, the Company is party to contracts with certain of BCE Inc.'s ("BCE," a shareholder) subsidiaries and affiliated companies, pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company's operating, financing and investing activities through its 29.86% (2002 – 31.53%) ownership interest in CGI and through the significant business volume originating from BCE together with its subsidiaries and affiliates.

Transactions and resulting balances, which were measured at exchange amounts are presented below:

	2003	2002	2001
	$	$	$
Revenue	500,068	502,645	437,591
Purchase of services	91,471	82,978	78,495
Accounts receivable	21,659	18,756	37,549
Work in progress	1,123	126	16,389
Contract costs	21,373	26,257	22,750
Accounts payable and accrued liabilities	5,161	7,850	4,828
Deferred revenue	1,330	853	24,010

In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. CGI exercises significant influence over Innovapost's operating, financing and investing activities through its 49% ownership interest.

Transactions and resulting balances, which were measured at exchange amounts, are presented below:

	2003	2002
	$	$
Revenue	62,653	8,778
Accounts receivable	5,086	8,721
Work in progress	361	3,606
Contract costs	21,989	23,747
Accounts payable and accrued liabilities	227	–
Deferred revenue	2,125	–
Deferred credits and other long-term liabilities	4,463	10,624

NOTE 18: EMPLOYEE BENEFITS

Generally, the Company does not offer pension plan or postretirement benefits to its employees with the exception of the following:

Subsequent to the acquisition date of UAB, CGI began the process of winding up the defined benefit pension plan covering UAB employees. As per the pension plan policies, any excess of the plan assets over the defined obligations must be remitted to UAB employees. As at the acquisition date, the fair value of plan assets exceeded the value of the defined benefit obligations and accordingly, the settlement amount used in the purchase price allocation of UAB was nil. As at September 30, 2003, the settlement amount remained nil. Management expects to finalize the wind-up process of the plan in the near future with a retroactive effect date as at September 30, 2003.

UAB also maintained a post-employment benefits plan. As at the acquisition date, the Company recorded an unrecognized post-employment benefits liability. Subsequent to the acquisition, the Company modified the post-employment plan benefits to cover the former UAB retired employees and the employees that will be retiring in the two-year period subsequent to the acquisition. As at September 30, 2003, the post-employment benefits liability totaled $7,579,000 and current year related expense was estimated at approximately $638,000.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 19: COMMITMENTS AND CONTINGENCIES

A) Commitments

At September 30, 2003, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $1,148,494,000. Minimum lease payments due in each of the next five years are as follows:

	$
2004	162,080
2005	138,569
2006	112,737
2007	89,710
2008	77,262

The Company concluded five long-term service agreements representing a total commitment of $54,131,000. Minimum payments under these agreements due in each of the next four years are as follows:

	$
2004	28,403
2005	20,944
2006	4,215
2007	569

B) Contingencies

The Company is currently party to a number of disputes which involve or may involve litigation. It is the opinion of the Company's management that ultimate liability, if any, with respect to these disputes will not be material to the Company's consolidated financial statements and appropriate provisions have been recorded.

NOTE 20: GUARANTEES

In connection with the sale of certain assets, the Company has agreed to indemnify the purchasers should a claim be filed regarding tax matters or any other matters related to the previous ownership of these assets. The nature of most indemnification undertakings prevent the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties, as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which can not be determined at this time. The Company does not expect that any sum it may have to pay in connection with these guarantees will have a materially adverse effect on its Consolidated Financial Statements.

Furthermore, the Company has, in the past, guaranteed certain financial liabilities which relate to debt obligations of its senior management team who purchased the Company's shares as part of their total compensation plan. This program has since been modified and no new guarantees have been issued. The maximum potential amount of future payments, which the Company could be required to make under these guarantees, is $6,028,000 as of September 30, 2003.

Notes to the Consolidated Financial Statements

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 21: FINANCIAL INSTRUMENTS

Risk management

The Company periodically uses various derivative instruments to manage its foreign currency position. The derivative instruments entered into by CGI comprise principally forward contracts.

The Company does not hold or issue financial instruments for trading purposes.

Fair value

At September 30, 2003 and 2002, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

The estimated fair values of long-term debt and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2003 and 2002.

Credit risk

Credit risk concentration with respect to trade receivables is limited due to the Company's large client base. Furthermore, as described in Note 17, the Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk.

Currency risk

The Company operates internationally and is exposed to risks from changes in foreign currency rates. As at September 30, 2003, the Company held a US$15,000,000 forward contract maturing on October 10, 2003 for the payment of insurance premiums. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2003 were not significant.

NOTE 22: RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO US GAAP

The material differences between Canadian and US GAAP affecting the Company's Consolidated Financial Statements are detailed as follows:

Reconciliation of net earnings:

	2003	2002	2001
	$	$	$
Net earnings — Canadian GAAP	177,366	135,799	62,789
Adjustments for:			
Capitalized software costs (i)	(2,053)	(2,771)	–
Warrants (ii)	1,405	910	(11,605)
Unearned compensation (iii)	(1,450)	(1,450)	(150)
Leases (iv)	(1,975)	–	–
Integration costs (v)	–	–	(4,842)
Goodwill (vi)	–	–	(500)
Foreign currency translation (vii)	–	–	523
Net earnings — US GAAP	173,293	132,488	46,215
Basic and diluted EPS — US GAAP	0.44	0.35	0.15

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 22: RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO US GAAP (CONT'D)

Reconciliation of shareholders' equity:

	2003	2002	2001
	$	$	$ (RESTATED, NOTE 2)
Shareholders' equity — Canadian GAAP	**1,980,210**	1,779,615	1,503,114
Adjustments for:			
Capitalized software costs (i)	**(4,824)**	(2,771)	–
Warrants (ii)	**(9,290)**	(10,695)	(11,605)
Unearned compensation (iii)	**(3,694)**	(3,694)	(3,694)
Leases (iv)	**(1,975)**	–	–
Integration costs (v)	**(6,606)**	(6,606)	(6,606)
Goodwill (vi)	**28,078**	28,078	27,578
Foreign currency translation (vii)	**581**	581	581
Adjustment for change in accounting policy (viii)	**9,134**	9,134	9,134
Shareholders' equity — US GAAP	**1,991,614**	1,793,642	1,518,502

(i) Capitalized software costs

Under Canadian GAAP, certain overhead costs were capitalized. Under US GAAP, these overhead costs are expensed as incurred. The adjustment represents the charge to consolidated net earnings, net of amortization already recorded for Canadian GAAP purposes and net of income taxes.

(ii) Warrants

Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2001 adjustment represents the subtraction to revenue, net of contract costs amortization recorded for Canadian GAAP purposes and net of income taxes. The 2002 and 2003 adjustments reflect the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

(iii) Unearned compensation

Under Canadian GAAP prior to July 1, 2001, unvested stock options granted as a result of a business combination were not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (vi) below) that would have been recorded as a separate component of shareholders' equity for US GAAP purposes. This unearned compensation is amortized over approximately three years, being the estimated remaining future vesting (service) period.

(iv) Leases

Under Canadian GAAP, lease rentals are charged to expenses over the lease term as they become payable. Under US GAAP, operating lease agreements that specify scheduled rent increases over the lease term shall be recognized on a straight-line basis over the lease term. The adjustment reflects the additional charges to consolidated net earnings in US GAAP, net of income taxes. The prior year adjustment is not material.

(v) Integration costs

Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001 recorded for Canadian GAAP purposes and net of income taxes.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

(vi) Goodwill

As described in (viii) below, goodwill recorded by the Company would be greater for US GAAP purposes than for Canadian GAAP purposes. The 2001 adjustment reflects the additional goodwill amortization expense for US GAAP purposes. Consistent with both Canadian and US GAAP, the Company discontinued the amortization of goodwill effective October 1, 2001.

The goodwill adjustment to shareholders' equity results principally from the difference in the value assigned to stock options issued to IMR employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase allocation (see Note 12), whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.

During the year ended September 30, 2002, the Company revised the calculation of the goodwill component adjustment under US GAAP. As a result, the goodwill component adjustment to Canadian shareholders' equity increased to $28,078,000 as at September 30, 2002 from $27,578,000 as at September 30, 2001.

(vii) Foreign currency translation

Under Canadian GAAP, the financial statements of the Company's foreign subsidiaries, which are considered integrated operations, have been translated using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 52, *Foreign Currency Translation*, requires companies to translate functional-currency financial statements into reporting currency using the current exchange rate method whereby the rates in effect on the balance sheet dates for assets and liabilities and the weighted average rate for statement of earnings elements are used. Any translation adjustments, resulting from the process of translating the financial statements of foreign subsidiaries into Canadian dollars, are excluded from the determination of net earnings and are reported as comprehensive income as a separate component in shareholders' equity.

(viii) Income taxes and adjustment for change in accounting policy

On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, *Income taxes* (see Note 2). The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, *Accounting for Income Taxes*, issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a purchase business combination, which resulted in future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under US GAAP, this amount would have been reflected as additional goodwill.

Prior to the issuance of Section 3465, under Canadian GAAP, accounting for income taxes was similar to the provisions of the US Accounting Principles Board No. 11. Under US GAAP, the Company would have followed the provisions of SFAS No. 109.

(ix) Comprehensive income

Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries (see (vii) above).

The following table represents comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income:*

	2003	2002	2001
	$	$	$
Net earnings — US GAAP	**173,293**	132,488	46,215
Other comprehensive income:			
Foreign currency translation adjustment	**(123,768)**	10,505	21,634
Comprehensive income	**49,525**	142,993	67,849

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

NOTE 22: RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GAAP TO US GAAP (CONT'D)

(x) Proportionate consolidation

The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2003 and 2002, and for each of the years in the three-year period ended September 30, 2003. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 14). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(xi) Earnings before amortization of goodwill

In Canada, the Accounting Standards Board approved an addendum to CICA Handbook Section 1580, *Business Combinations*, subsequently superceded by Section 1581, *Business Combinations*, that permitted goodwill amortization expense to be presented net-of-tax on a separate line in the consolidated statements of earnings. This presentation was not permitted under US GAAP. Under US GAAP, for the year ended September 30, 2001, $29,086,000 (as adjusted for US GAAP purposes) of amortization of goodwill would have been included in operating expenses.

(xii) Consolidated statements of cash flows

The Company's consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2003 were prepared in accordance with CICA Handbook Section 1540, *Cash Flow Statements*, the provisions of which are substantially similar to those of SFAS No. 95, *Statement of Cash Flows*.

(xiii) Share issue costs

Under Canadian GAAP, share issue costs are charged to retained earnings. For US GAAP purposes, share issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock.

YEARS ENDED SEPTEMBER 30, 2003, 2002, 2001 (TABULAR AMOUNTS ONLY ARE IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE DATA)

(xiv) Recent and future accounting changes

In June 2002, the FASB issued SFAS No. 146, *Accounting for Exit or Disposal Activities*. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 replaces previous accounting guidance provided by the EITF Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*, and was effective for the Company for exit or disposal activities initiated after December 31, 2002. The adoption of this new standard is reflected in Note 13.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*. The interpretation requires disclosure about the nature and terms of obligations under certain guarantees that the Company has issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities*. The interpretation clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. This interpretation applies immediately to variable interest entities created after January 31, 2003 and variable interest entities in which the Company obtains an interest after January 31, 2003. For variable interest entities in which a company obtained an interest before February 1, 2003, the interpretation applies to the interim period beginning after June 15, 2003. Adoption of this interpretation did not have a significant effect on the Company's consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123*. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. The statement will be effective for the Company's fiscal 2004.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement is effective for contracts entered into or modified after June 30, 2003. Adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003. Adoption of this statement did not have a significant effect on the Company's consolidated financial position or results of operations.